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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69816

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EFG-HERMES USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 COLUMBUS CIRCLE, FL 15, SUITE 1617
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KARIM BAGHDADY 212-315-1292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, PC
(Name – *if individual, state last, first, middle name*)

1411	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KARIM BAGHDADY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EFG-HERMES USA, INC., as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Stephanie R Cooper
Notary Public, State of New York
No. 02CO4947259
Qualified In New York County
Commission Expires Feb. 21, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EFG-Hermes USA, Inc.

Financial Statement
For the Year Ended December 31, 2019
With Report of Independent
Registered Public Accounting Firm

EFG-Hermes USA, Inc.
Index

Page(s)

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
EFG-Hermes USA, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EFG-Hermes USA, Inc. (the "Company"), as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

March 4, 2020

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

EFG-Hermes USA, Inc.
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	3,362,741
Deferred tax assets		138,140
Prepaid expenses and other assets		25,401
Security deposit		20,280
Fixed assets, net		14,209
Receivable from affiliate		5,574
Income tax receivable		6,132
Total Assets	**$**	**3,572,477**
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$	661,656
Due to Parent		52,560
Total Liabilities		714,216
Stockholder's Equity		
Common stock, $0.001 par value, 10,000 shares authorized, 1,236 shares issued and outstanding		1
Additional paid-in capital		3,089,999
Accumulated deficit		(231,739)
Total Stockholder's Equity		2,858,261
Total Liabilities and Stockholder's Equity	**$**	**3,572,477**

The accompanying notes to the financial statement are an integral part of these statement.

1. Organization

EFG-Hermes USA, Inc. (the "Company") was incorporated in Delaware on June 20, 2016. In November 2016, the Company submitted a new membership application to the Financial Industry Regulatory Authority Inc. ("FINRA") to register as a broker-dealer with FINRA and the Securities and Exchange Commission ("SEC"). On August 14, 2017, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the SEC and is a member of FINRA. Prior to submitting its new membership application to obtain its broker-dealer license, the Company did not engage in any business activities other than receiving capital and organizing the Company in preparation to start broker-dealer activities. The Company is a wholly owned subsidiary of EFG Hermes Holdings S.A.E. (the "Parent") in Egypt. The Parent is a universal investment bank with a lead position in the Middle East in investment banking, securities brokerage, asset management, private equity and research. The Parent is a public Company listed on the Cairo and London stock exchanges.

The Company has authority from FINRA to engage in the following activities: (1) acting as a broker to affect primary and secondary market transactions in non-US listed securities primarily in the Middle East, North African and Frontier markets to US institutional investors, which transactions would be executed and settled by a non-US broker-dealer affiliate of the Company pursuant to SEC Rule 15a-6(a)(3); and (2) distribute research of a non-US broker-dealer affiliate on non-US securities primarily in the Middle East and North African markets to US institutional investors pursuant to SEC Rule 15-a-6(a)(2).

The Company will not carry securities accounts for customers or perform custodial services and, accordingly, is exempt from SEC Rule 15c3-3 of the Securities Exchange Act of 1934 under SEC Section (k)(2)(i).

2. Significant Accounting Policies

Basis of Presentation
These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Credit Risk
The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short term nature of these instruments. As of December 31, 2019 the Company did not have any cash equivalents.

2. Significant Accounting Policies (Continued)

Cash and Concentration of Credit Risk (Continued)
As of December 31, 2019, the Company maintained its cash balance of $3,362,741 with multiple financial institutions which exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits. The Company has not experienced any losses in such accounts and believes they are not subject to any significant credit risk on cash.

Fixed Assets
Fixed assets are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful lives of the assets. The estimated useful lives of the assets are 4 years.

Security Deposit
The Parent paid a security deposit of $18,750 in 2016 and $1,530 in 2019 (for additional space in the same office) totaling $20,280 on behalf of the Company for the Company's office lease. The Company renewed the office lease through December 31, 2020 and thus the security deposit remains on the accompanying statement of financial condition.

Revenue Recognition
The Company recognizes revenue when its performance obligation is completed, based on the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgement
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Transfer Pricing Agreement
The Company passes all non U.S. equities orders to an affiliate, Financial Brokerage Group ("FBG") in Egypt for execution. The revenues earned on all of these securities transactions and any income received from third parties for research or execution services are credited to the affiliate in accordance with a transfer pricing agreement between the Company and FBG.

2. Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Service Fee Revenue from Affiliate
Under the terms of a written contract (the "Contract"), the Company is entitled to receive cost plus revenue from FBG in an amount equal to 10% of all costs incurred by the Company as payment for all securities transactions and other income received from clients who value the Company's research and execution services. Payment is to be remitted within five calendar days of the beginning of each month for the prior month's applicable expenses. Under the terms of the Contract, the performance obligation is met over time by the Company providing institutional customers, through FBG, (i) access to research on companies whose securities trade on the MENA and Frontier Stock Exchanges (ii) execution services with respect to such securities. The Contract may be terminated by either party upon prior written notice. This Contract represents the only source of revenue for the Company.

Contract assets and liabilities
There are no credit losses on any receivables and there are no contract assets or liabilities as of January 1, 2019 and December 31, 2019. Receivables from FBG for service fee revenue from affiliate was $42,539 as of January 1, 2019 and $5,574 as of December 31, 2019.

Disaggregation of Revenue
All revenues for the year ended December 31, 2019, in the amount of $2,195,820, were derived from service fee revenue from affiliate as shown in the Statement of Operations.

Recent Accounting Pronouncements
In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has determined that there is no impact under the new lease standards on the Company's financial statements due to the nature of their sublease agreement (see Note 5).

Income Taxes
The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities.

2. Significant Accounting Policies (Continued)

Income Taxes (Continued)

When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

3. Customer Transactions

In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2019, there were no failed trades.

4. Fixed Assets

Details of fixed assets are as follows:

Computers and software	$ 29,827
Office equipment	8,056
Subtotal	37,883
Less: Accumulated depreciation	(23,674)
Total fixed assets, net of accumulated depreciation	$ 14,209

Depreciation expense for the year ended December 31, 2019 was $9,270.

5. Commitments

In November 2016, the Company entered into a sublease for office space located in New York City that began on January 1, 2019 and expired December 31, 2019. The Company renewed that sublease for the period of January 1, 2020 through December 31, 2020.

Rent expense for the year ended December 31, 2019 was $98,517 and is included in rent expense in the statement of operations. Since the lease contains a relocation clause which is out of the control of the Company, the Company has determined there is no right to control the use of an identified asset and therefore the agreement does not constitute a lease as defined by ASU 842, Leases.

6. Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through a contractually obligated foreign affiliate. These trades are settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business. All open transactions at December 31, 2019 settled with no resultant loss being incurred by the Company.

7. Related Party Transactions

The activities of the Company included significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

Due to Parent
The Parent currently incurred and paid for various services and other operating assistance on behalf of the Company. These services include office expense of approximately $60,900 for the year ended December 31, 2019. As of December 31, 2019, the Company owed the Parent $52,560 which is classified as Due to Parent in the accompanying statement of financial condition.

Securities Transactions, Revenues and Due to Affiliate
The Company earned total service fee revenues from FBG, an affiliate, of $2,195,820 during the year ended December 31, 2019. At December 31, 2019, the Company has a $5,574 Receivable from Affiliate balance related to an overpayment, which is included in the statement of financial condition.

Unsettled Trades
The Company had no trades that were not settled timely with the Company's affiliate at December 31, 2019.

Equity Linked Cash Incentive Program
The Company participates in an Equity Linked Cash Incentive Program whereby virtual shares of the Parent are granted to certain employees. Grants are paid as a cash bonus in accordance with the respective agreements. Payment is based on a calculation which considers, among other things, the market value per share price of the Parent's stock, with each individual year's grant vesting annually on a straight-line basis. For year ended December 31, 2019, the Company recorded an expense of $359,626 under this program and is included in employee compensation and benefits in the statement of operations.

8. Income Taxes

As of December 31, 2019, the Company has cumulative book to tax differences since inception, in June 2016, of approximately $658,000 for federal, New York State and New York City income tax purposes. The Company's net deferred tax assets were $138,140 as of December 31, 2019, primarily as a result of start-up and organizational costs that are deductible over time for income tax purposes, and amortization of start-up costs, partially offset by the deferred tax liabilities related to depreciation of fixed assets.

For the year ended December 31, 2019, the Company's provision for income taxes consisted of current federal, state and city income taxes of approximately $44,041. At December 31, 2019, the Company had an income tax receivable of $6,132 in the accompanying statement of financial condition, which is primarily for federal income taxes. As of December 31, 2019, the Company did not have any uncertain tax positions and the Company's income tax returns for the tax years 2016, 2017 and 2018 are subject to examination by tax authorities.

9. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2019, the Company's net capital was $2,648,525 which was $2,398,525 in excess of its minimum requirement of $250,000.

10. Exemption from SEC Rule 15c3-3

The Company does not carry any customer accounts and is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i).

11. Subsequent Events

The Company has evaluated subsequent events through the date as of which these financial statements are available to be issued. The Company did not note any other significant subsequent events requiring disclosure or adjustments to the financial statements.